 Exhibit 99.1

ENDRA Life Sciences Reports Second Quarter 2019 Financial & Operational Results

Management to Host Second Quarter 2019 Conference Call Today at 4:30 p.m. ET

ANN ARBOR, MI / ACCESSWIRE / August 8, 2019 / ENDRA Life Sciences Inc. (“ENDRA”) (NASDAQ:NDRA), a pioneer of Thermo Acoustic Enhanced UltraSound (TAEUS™), reported its financial and operational results for the second quarter ended June 30, 2019 and provided a business update.

Business Highlights

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Received ISO 13485 certification from British Standards Institute, indicating the company's Quality Management System meets the current regulatory requirements for upcoming regulatory filings.

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Appointed 20-year global commercial medical imaging veteran Renaud Maloberti as Chief Commercial Officer to lead rollout of ENDRA technology in European and U.S. markets.

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Showcased TAEUS technology at the 2nd International Conference on Fatty Liver (ICFL 2019) in Berlin and developed relationships and discussed initial findings with attending clinicians, researchers and healthcare professionals in the fields of Hepatology, Gastroenterology, as well as Diabetology, Nutrition, Radiology and Cardiology.

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Expanded the subject pool of the feasibility study at Robarts Research Institute with individuals more likely to have liver fat fractions >5% incorporating a revised scanning workflow and device improvements to yield higher quality measurements.

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Announced a new clinical study in conjunction with the Rocky Vista University College of Osteopathic Medicine to further build the clinical evidence base to support initial commercialization efforts in Europe.

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Increased patent portfolio, with an additional U.S. patent issued in the second quarter of 2019 for determining fractional fat content of tissue, growing intellectual property (IP) portfolio to 52 assets defined, filed and issued.

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Strengthened balance sheet with a private placement of $2.8 million of convertible secured notes and warrants in July, extending the company's operational runway.

Management Commentary

“We made great progress during the second quarter of 2019 on key technical, regulatory, operational and pre-commercial initiatives, bringing us closer to our goal of advancing TAEUS towards commercialization in 2020,” said Francois Michelon, CEO of ENDRA Life Sciences. “Importantly, we appointed widely respected medical imaging veteran Renaud Maloberti as Chief Commercial Officer. I am happy to report that Renaud’s integration with the ENDRA team is off to a strong start as evidenced by his success at the ICFL Conference in Berlin, Germany in June 2019.

“Another exciting milestone achievement during the second quarter was the initiation of our clinical study partnership with the Rocky Vista University College of Osteopathic Medicine, which will study the TAEUS system in a patient population. This study will add significantly to the diversity and volume of patient data generated to date, and will be used to further understand the clinical utility of TAEUS clinical system as compared to an MRI scan. This, as well as soon-to-be announced additional studies, will further strengthen our base of clinical data and support our commercial efforts next year,” stated Michelon.

Update from Robarts Research Institute Feasibility Study

“The purpose of the feasibility study at Robarts Research Institute as designed was to collect first human data, and to inform improvements to the TAEUS platform,” said Michael Thornton, CTO of ENDRA Life Sciences. “Findings from healthy volunteers, utilizing a prototype of the TAEUS device, were reported in the first quarter of 2019 and demonstrated that TAEUS measurements of liver fat did correlate successfully to those of the reference MRI findings. Data collected as part of this feasibility study also informed modifications which were subsequently made to the TAEUS device to optimize scanning processes, eliminate sources of device error, advance probe design and improve measurement, data quality and performance. We have now largely automated the analysis procedure in the second phase of our feasibility study,” continued Thornton.

“In partnership with Robarts, a second phase of feasibility testing was initiated and continues to progress. The revised scanning workflow and device improvements were incorporated, providing higher quality measurements, and additional volunteers were recruited with an effort to broaden the distribution of subjects to include individuals more likely to have liver fat fractions >5%. In some cases we decided to re-scan patients from the first study using our improved techniques.

“We are encouraged by the progress and plan to share the final results of the Robarts study in conjunction with the upcoming EASL-NAFLD Summit in Seville, Spain, in September,” concluded Thornton.

Upcoming Milestones

“Key milestones for the TAEUS liver application include:

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Application for CE Mark in Europe in the second half of 2019;

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File for 510(k) clearance by year-end;

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Report final results from TAEUS feasibility study of liver fat on 50 subjects at the Robarts Research Institute in September 2019; and

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Initiate additional clinical studies,” continued Michelon.

“This is a particularly exciting time for the entire team at ENDRA Life Sciences as we make great progress on our goal to address a significant unmet clinical need in the management of patients with serious chronic liver conditions, like NAFLD and NASH. We are pleased with the continued advances we are making to refine the features and benefits of the TAEUS liver application, and to optimize its utility for clinicians and patients. With growing clinical momentum, increased pre-commercial activity, a reinforced balance sheet and line of sight towards upcoming regulatory filing milestones, I remain enthusiastic about the opportunity ahead for the TAEUS system and ENDRA, and our ability to deliver notable value for our shareholders,” concluded Michelon.

Second Quarter 2019 Financial Results

Operating expenses increased to $2.3 million in Q2 2019 from $1.8 million in Q2 2018. The increase in operating expenses in Q2 2019 as compared to Q2 2018 was primarily due to increased wages and costs related to the development of our TAEUS product.

Net loss in Q2 2019 totaled $2.3 million, or ($0.31) per basic and diluted share, as compared to a net loss of $1.8 million, or ($0.47) per basic and diluted share in Q2 2018.

Cash at June 30, 2019 totaled $2.3 million, as compared to $6.5 million at December 31, 2018 with no long-term debt outstanding. Subsequent to the closing of the second quarter of 2019, we completed a $2.8 million financing of convertible secured notes and warrants.

Conference Call

ENDRA CEO Francois Michelon, CFO David Wells, CCO Renaud Maloberti and CTO Michael Thornton will host the conference call, followed by a question and answer period.

To access the call, please use the following information:

Date: Thursday, August 8, 2019

Time: 4:30 p.m. ET, 1:30 p.m. PT

Toll-free dial-in number: 844-602-0380

International dial-in number: 862-298-0970

Please call the conference telephone number 5-10 minutes prior to the start time. An operator will register your name and organization. If you have any difficulty connecting with the conference call, please contact MZ Group at 1-949-491-8235.

The conference call will be broadcast live and available for replay at https://www.investornetwork.com/event/presentation/51307 and via the investor relations section of the Company's website at www.endrainc.com.

A replay of the conference call will be available after 7:30 p.m. Eastern time through August 22, 2019.

Toll-free replay number: 877-481-4010

International replay number: 919-882-2331

Replay ID: 51307

About ENDRA Life Sciences Inc.

ENDRA Life Sciences is the pioneer of Thermo Acoustic Enhanced UltraSound (TAEUS™), a ground-breaking technology that visualizes tissue like CT or MRI, but at 50X2 lower cost, at the point of patient care. TAEUS is designed to work in concert with over one million ultrasound systems in global use today. TAEUS is initially focused on the measurement of fat in the liver, as a means to assess and monitor NAFLD and NASH, chronic liver conditions that affect over 1 billion people globally, and for which there are no practical diagnostic tools. Beyond the liver, ENDRA is exploring several other clinical applications of TAEUS, including visualization of tissue temperature during energy-based surgical procedures.www.endrainc.com

About Non-Alcoholic Fatty Liver Disease (NAFLD)

NAFLD is a condition closely associated with obesity, diabetes, hepatitis-C and certain genetic predispositions in which fat accumulates in the liver. NAFLD affects over 1 billion people globally and is estimated to cost the U.S healthcare system over $100 billion annually. NAFLD is often asymptomatic and if left untreated, NAFLD can progress to inflammation (NASH), tissue scarring (fibrosis), cell death (cirrhosis) and liver cancer. By 2025, NAFLD is forecast to be the greatest root cause of liver transplants. The only tools currently available for diagnosing and monitoring NAFLD are impractical: expensive Magnetic Resonance Imaging (MRI) or an invasive surgical biopsy.

Forward-Looking Statements

All statements in this release that are not based on historical fact are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as "believe," "expect," "may," "will," "should," "could," "seek," "intend," "plan," "goal," "estimate," "anticipate" or other comparable terms. Examples of forward-looking statements include, among others, statements we make regarding expectations concerning the anticipated design and timing of a clinical study conducted through RVUCOM, including the number of patients included in such study; estimates of the timing of future events and achievements, including obtaining a CE Mark and commercializing the TAEUS device; and expectations concerning ENDRA's business strategy. Forward-looking statements involve inherent risks and uncertainties which could cause actual results to differ materially from those in the forward-looking statements, as a result of various factors including, among others, the following: our entry into a definitive clinical study agreement with RVUCOM on acceptable terms prior to initiating the clinical study; our ability to develop a commercially feasible technology; receipt of necessary regulatory approvals; our ability to find and maintain development partners, market acceptance of our technology, the amount and nature of competition in our industry; our ability to protect our intellectual property; and the other risks and uncertainties described in ENDRA's filings with the Securities and Exchange Commission. The forward-looking statements made in this release speak only as of the date of this release, and ENDRA assumes no obligation to update any such forward-looking statements to reflect actual results or changes in expectations, except as otherwise required by law.

Company Contact:
David Wells
Chief Financial Officer
(734) 997-0464
investors@endrainc.com
www.endrainc.com

Investor Relations Contact:
MZ North America
Chris Tyson
Managing Director
(949) 491-8235
NDRA@mzgroup.us
www.mzgroup.us

Media Contact:
George MacDougall
MacDougall
Director
(781) 235-3093
endra@macbiocom.com
www.macbiocom.com

ENDRA Life Sciences Inc.
Consolidated Balance Sheets

	June 30,	December 31,
Assets	2019	2018
Assets	(Unaudited)
Cash	$2,267,530	$6,471,375
Prepaid expenses	243,782	145,424
Inventory	74,280	59,444
Other current assets	366,390	273,315
Total Current Assets	2,951,982	6,949,558
Other Assets
Fixed assets, net	238,727	273,233
Total Assets	$3,190,709	$7,222,791

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued liabilities	$1,366,391	$974,583
Total Liabilities	1,366,391	974,583

Stockholders' Equity
Preferred stock, $0.0001 par value; 10,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.0001 par value; 50,000,000 shares authorized; 7,422,642 and 7,422,642 shares issued and outstanding	742	742
Additional paid in capital	34,598,379	33,939,162
Accumulated deficit	(32,774,803)	(27,691,696)
Total Stockholders' Equity	1,824,318	6,248,208
Total Liabilities and Stockholders' Equity	$3,190,709	$7,222,791

ENDRA Life Sciences Inc.

Condensed Consolidated Statements of Operations

	Three Months Ended	Three Months Ended	Six Months Ended	Six Months Ended
	June 30,	June 30,	June 30,	June 30,
	2019	2018	2019	2018
Revenue	$-	$-	$-	$6,174

Cost of Goods Sold	-	-	-	-

Gross Profit	$-	$-	$-	$6,174

Operating Expenses
Research and development	1,304,809	839,756	3,078,306	2,508,579
Sales and marketing	88,343	41,357	145,161	148,534
General and administrative	932,021	941,955	1,848,924	2,009,747
Total operating expenses	2,325,173	1,823,068	5,072,391	4,666,860

Operating loss	(2,325,173)	(1,823,068)	(5,072,391)	(4,660,686)

Other Expenses
Other expense	(9,199)	(23,704)	(10,716)	(11,389)
Total other expenses	(9,199)	(23,704)	(10,716)	(11,389)

Loss from operations before income taxes	(2,334,372)	(1,846,772)	(5,083,107)	(4,672,075)

Provision for income taxes	-	-	-	-

Net Loss	$(2,334,372)	$(1,846,772)	$(5,083,107)	$(4,672,075)

Net loss per share - basic and diluted	$(0.31)	$(0.47)	$(0.68)	$(1.19)

Weighted average common shares - basic and diluted	7,422,642	3,923,027	7,422,642	3,923,027

ENDRA Life Sciences Inc.
Consolidated Statements of Cash Flows

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2019	2018
Cash Flows from Operating Activities
Net loss	$(5,083,107)	$(4,672,075)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	39,744	30,204
Common stock, options and warrants issued for services	659,217	749,749
Imputed interest on promissory notes	-	5,822
Changes in operating assets and liabilities:
Increase in accounts receivable	-	(4,920)
Increase in prepaid expenses	(98,358)	(251,428)
Increase in inventory	(14,837)	(87,530)
Increase in other asset	(93,075)	(4,304)
Increase/decrease in accounts payable and accrued liabilities	391,809	(96,838)
Net cash used in operating activities	(4,198,607)	(4,331,320)

Cash Flows from Investing Activities:
Purchases of fixed assets	(5,238)	-
Net cash used in investing activities	(5,238)	-

Cash Flows from Financing Activities
Proceeds from senior secured convertible promissory notes, net of fees	-	935,300
Net cash provided by financing activities	-	935,300

Net Increase/(Decrease) in cash	(4,203,845)	(3,396,020)

Cash, beginning of period	6,471,375	5,601,878

Cash, end of period	$2,267,531	$2,205,858

Supplemental disclosures:
Interest paid	$-	$-
Income tax paid	$-	$-

Supplemental disclosures of non-cash Items:
Discount on convertible notes	$-	$587,541

SOURCE: ENDRA Life Sciences Inc.